

June 3, 2019

Victor Goldfeld, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **EQT Corporation**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed May 30, 2019**
> **File No. 1-03551**

Dear Mr. Goldfeld:

We have reviewed the filing above containing a screenshot of the web pages appearing on the Company's website address at https://VoteGoldForEQT.com and have the following comment.

1.  The webpage contains the following statement "Unreasonable, seeking *to take control of the entire EQT Board without paying a control premium* to other shareholders" (emphasis added). The "Rice Platform," seeking to reconstitute EQT's Board, is an exercise of the Rice Group's right, as shareholders of the Company, to nominate directors for election at the Annual Meeting rather than a purchase of a controlling interest in the Company's capital stock. In addition, EQT's statement that the Rice Team is seeking to take control of the "*entire* EQT Board" (emphasis added) is unsupported given that the Rice Team's slate of seven nominees includes Daniel J. Rice IV, who currently serves on the Board and has been re-nominated for election by the Company. Please revise the webpage to delete the reference to taking control of the *entire* board and qualify such statement by noting that control premiums are not commonly associated with exercising a right to nominate directors but rather with purchases of a controlling interest in the capital stock of a company.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions